SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. __)*
GigOptix, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
37517Y103
(CUSIP Number)
July 7, 2011
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	37517Y103		Page	2	of	5 Pages

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		860,351

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		236,826

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		860,351

WITH	8	SHARED DISPOSITIVE POWER

		236,826

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,097,177*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON

	IA-OO**
* The percentage reported on this Schedule 13G is based upon 21,503,493 outstanding shares of Common Stock calculated as follows: (i) 12,374,947 shares of Common Stock outstanding as of May 11, 2011 (according to the Form 10-Q filed by the Issuer on May 16, 2011) plus (ii) 9,128,546 shares of Common Stock issued in connection with the acquisition of Endwave Corporation by the Issuer (according to the Form 8-K filed on June 21, 2011).
** See Item 4.

Page	3	of	5 Pages

Item 1(a). Name of Issuer:	GigOptix, Inc.

Item 1(b). Address of Issuers’s Principal Executive Offices:	2300 Geng Road, Suite 250 Palo Alto, CA 94303

Item 2(a). Name of Person Filing:	Lloyd I. Miller, III

Item 2(b). Address of Principal Business Office or, if None, Residence:	4550 Gordon Drive, Naples, Florida 34102

Item 2(c). Citizenship:	U.S.A.

Item 2(d). Title of Class of Securities:	Common Stock

Item 2(e). CUSIP Number:	37517Y103
Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable, this statement is filed pursuant to 13d-1(c)
Item 4.	OWNERSHIP: The reporting person has sole voting and dispositive power with respect to 860,351 of the reported securities as the trustee to certain grantor retained annuity trusts. The reporting person has shared voting and dispositive power with respect to 236,826 of the reported securities as a co-manager of a limited liability company.
(a)	1,097,177

(b)	5.1%

(c)	(i) sole voting power: 860,351
(ii)	shared voting power: 236,826

(iii)	sole dispositive power: 860,351

(iv)	shared dispositive power: 236,826
Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not Applicable
Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable

Page	4	of	5 Pages
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not Applicable
Item 9.	NOTICE OF DISSOLUTION OF GROUP:
Not Applicable
Item 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page	5	of	5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2011	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III